SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

    |X| Form 10-K |__| Form 20-F |__| Form 11-K |__| Form 10-Q |__|
     --- Form N-SAR |__| N-CSR

                  For the Period Ended: September 30, 2005

|_| Transition report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition report on Form 20-F |_| Transition Report on Form N-SAR


                     Part I - Registration Information

Full name of registrant                 Advance Technologies, Inc.
Former name if applicable
Address of principal executive office   7 Switchbud Pl, Suite 192 C PMB 311
City, State and Zip Code                The Woodlands, TX. 77380


                     Part II - Rules 12b-25 (b) and (c)

If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate).


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

  X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


                            Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 11-K, 10-Q, 10-QSB, N-SARs, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The need for an extension is due primarily to the move of our office during December 2005 from California to Texas. It resulted in many delays due to files in transit and our computer system was either down or operating at less than full capacity.

                        Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Gary E. Ball             (310)               213-2143
     Name                     Area Code           Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

       X    Yes       No
     ------     -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            Yes   X    No
     ------     -----


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                         Advance Technology, Inc.
               --------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 26, 2005              /S/    Gary E. Ball
      -----------------              ----------------------------------
                                     Gary E. Ball
                                     President